Form of Amended and Restated Expense Limitation and Reimbursement Agreement

To:	Ellington Income Opportunities Fund

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

Dear Board Members:

You have engaged Princeton Fund Advisors, LLC (“we” or “us”) to act as the sole investment adviser to the Ellington Income Opportunities Fund (the “Trust” or the “Fund”), pursuant to a Management Agreement between us and the Fund dated on or about October 17, 2018 (“Management Agreement”).

From the effective date of the Fund’s prospectus (the “Prospectus”) until October 31, 2020 (the “Limitation Period”), we agree to waive our management fees payable under the Management Agreement, or to pay or absorb the Fund’s expenses, in order to limit the amount of “Specified Expenses” (as described below) borne by the Fund, during the Limitation Period to an amount not to exceed 2.85%, 3.60%, 2.60% and 2.20% per annum of the average daily net assets attributable to Class A, Class C, Class I and Class M shares of the Fund, respectively (the “Expense Cap”).

“Specified Expenses” is defined to include all ordinary operating expenses of the Fund, including management fees under the Management Agreement, and any distribution or shareholder servicing fees or expenses, provided that the following expenses of the Fund shall be excluded from the definition of Specified Expenses: (i) interest expense, and any fees and expenses incurred in connection with credit facilities, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data and consulting, and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of investors.

Any waiver, payment or reimbursement by us pursuant to this Agreement is subject to repayment by the Fund within three years after the expenses waived, paid or reimbursed were incurred, even if the repayment occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the lower of this Expense Cap, or the then-current expense limitation, and the reimbursement amount does not raise the level of Specified Expenses in the month the repayment is being made to a level that exceeds the lower of this Expense Cap, or the then-current expense limitation. The right to repayment shall survive termination or expiration of this Agreement or the Management Agreement, unless waived by us.

This Agreement shall become effective on the date first above written and shall remain in effect through the Limitation Period, unless sooner terminated as provided below. The Limitation Period may be extended by us for successive twelve-month periods, provided that such extension is approved by a majority of the Trustees of the Trust.

Additionally, this Expense Limitation Agreement may not be terminated by us, but may be terminated by the Fund’s Board of Trustees, on 60 days’ written notice to us. This Agreement will automatically terminate if the Management Agreement for the Fund is terminated.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

This Agreement amends and restates in its entirety the Expense Limitation and Reimbursement Agreement between the parties dated October 17, 2018.

Princeton Fund Advisors, LLC

By:
Name:	Michael J. Sabre
Title:	Chief Operating Officer
Date:	, 2019

ACCEPTANCE: Ellington Income Opportunities Fund

By:
Name:	John L. Sabre
Title:	Trustee and President
Date:	, 2019